Exhibit 4.4

THIRD AMENDMENT TO

SHAREHOLDER RIGHTS AGREEMENT

This Third Amendment to Shareholder Rights Agreement, dated as of February 19, 2016 (this “Third Amendment”) is between Scott’s Liquid Gold-Inc., a Colorado corporation (the “Company”), and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

WITNESSETH

WHEREAS, the Company and the Rights Agent are parties to that certain Shareholder Rights Agreement, dated February 21, 2001 (the “Rights Agreement”), as amended by the Amendment to Shareholder Rights Agreement, dated February 15, 2011 (the “First Amendment”) and as further amended by the Second Amendment to Shareholder Rights Agreement, dated January 6, 2012 (the “Second Amendment” and, collectively with the Rights Agreement, the First Amendment and the Second Amendment, the “Amended Rights Agreement”);

WHEREAS, the Company desires to extend the term of the Amended Rights Agreement for an additional five years and increase the exercise price under the Amended Rights Agreement to $12.00;

WHEREAS, pursuant to Section 27 of the Amended Rights Agreement, prior to the Distribution Date (as defined therein), the Board of Directors of the Company (the “Board”), upon the vote of a majority of the Board then in office (a “Majority”), may from time to time supplement or amend the Amended Rights Agreement without the approval of any holders of the rights granted therein;

WHEREAS, a Majority has voted to amend the Amended Rights Agreement as set forth in this Third Amendment; and

WHEREAS, the Company now desires to amend the Amended Rights Agreement as set forth in this Third Amendment.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

A. The first sentence of Section 7.a. shall be amended and restated as follows:

SECTION 7. EXERCISE OF RIGHTS; EXERCISE PRICE; EXPIRATION DATE OF RIGHTS.

a. Except as otherwise provided herein, the registered holder of any Rights Certificate may exercise the Rights evidenced thereby in whole or in part at any time from and after the Distribution Date and at or prior to the Close of Business on February 21, 2021 (the “Expiration Date”) or the earlier redemption of the Rights.

B. The second sentence of Section 7.b. shall be amended and restated in its entirety as follows:

The purchase price for each share of Common Stock issuable pursuant to the exercise of a Right (the “Exercise Price”) shall be $12.00, subject to adjustment as provided in Section 11 hereof, and payable in such currency of the United States of America as at the time of payment is legal tender for the payment of private and public debt.

C. Effectiveness. This Third Amendment shall be deemed effective as of the date first above written, as if executed on such date. Except to the extent specifically amended hereby, the Amended Rights Agreement and all related documents as amended hereby shall remain in full force and effect.

D. Governing Law. This Third Amendment shall be deemed to be a contract made under the laws of the State of Colorado and for all purposes shall be governed by and construed in accordance with the provisions of the Amended Rights Agreement except to the extent specifically amended hereby.

E. Counterparts. This Third Amendment may be executed in any number of counterparts, and each of such counterparts shall be for all purposes deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Third Amendment to be duly executed as an instrument under seal and attested, all as of the day and year first above written.

SCOTT’S LIQUID GOLD-INC.	BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., as Rights Agent

/s/ Mark E. Goldstein	/s/ John P. Dunn
Mark E. Goldstein President and Chief Executive Officer	John P. Dunn Vice President

[Signature Page to Third Amendment to Amended Rights Agreement]